Maybank

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

RECEIVED
2008 MAY -1 A 8: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our file ref. : GSS/M201

Date : 25 April 2008
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	26 February 2008	1. Retirement of Datuk Amirsham A Aziz, President and Chief Executive Officer of Malayan Banking Berhad; and 2. Appointment of Dato' Sri Abdul Wahid Omar as the new President and Chief Executive Officer
2.	27 February 2008	Change in Boardroom 1. Retirement of President & Chief Executive Officer – Datuk Amirsham A Aziz; and 2. Appointment of Dato' Sri Abdul Wahid Omar
3.	7 March 2008	Indication of Interest
4.	19 March 2008	Change in Boardroom 1. Retirement of President & Chief Executive Officer - Datuk Amirsham A Aziz; and 2. Appointment of Dato' Sri Abdul Wahid Omar
5.	21 March 2008.	Proposed Acquisition by Maybank of Approximately 15% of the Total Charter Capital of An Binh Bank ("Bbank")
6.	26 March 2008	Proposed acquisition by Malayan Banking Berhad ("Maybank") of up to 100% of the issued and paid-up share capital of Sorak Financial Holdings Pte. Ltd ("Sorak) for a total cash consideration of approximately RM4.8 billion ("Proposed Acquisiton")
7.	4 April 2008	Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin").

08002243

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

M23

No.	Date of Announcement	Description of Document
8.	7 April 2008	Proposed Acquisition by Maybank of up to 100% of the issued and paid-up share capital of Sorak Financial Holdings Pte. Ltd. ("Sorak") for a total cash consideration of approximately Indonesian Rupiah ("Rp") 13.9 trillion or the equivalent of approximately RM4.8 billion ("Proposed Acquisition").

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.

MNMG\RE\shida mbbboard\adr.ms

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 26/02/2008 05:53:24 PM
Reference No MB-080226-61145

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

1. Retirement of Datuk Amirsham A Aziz, President and Chief Executive Officer of Malayan Banking Berhad; and
2. Appointment of Dato' Sri Abdul Wahid Omar as the new President and Chief Executive Officer.

* **Contents :-**

Maybank wishes to announce the retirement of its President and Chief Executive Officer, Datuk Amirsham A Aziz, effective 30 June 2008. Consequent to this, the Group is pleased to announce that it has obtained approval from Bank Negara Malaysia for the appointment of Dato' Sri Abdul Wahid Omar as the new President and Chief Executive Officer.

The full text of the Press Release issued today is attached.

This announcement is dated 26 February 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NewCEOMaybank-Release.d(

PRESS RELEASE

Maybank Announces Retirement of President and CEO

- ***Appointment of Dato' Sri Abdul Wahid Omar As Successor***

Maybank Group wishes to announce the retirement of its President and Chief Executive Officer, Datuk Amirsham A. Aziz, aged 57, effective 30 June 2008. Consequent to this, the Group is pleased to announce that it has obtained approval from Bank Negara Malaysia for the appointment of Dato' Sri Abdul Wahid Omar as President and Chief Executive Officer.

In the interest of a smooth transition and handing over of responsibilities, Dato' Sri Abdul Wahid, 44, will join the Group on 2 June 2008 prior to his appointment as President and Chief Executive Officer on 1 July 2008.

The Maybank Board of Directors would like to place on record its appreciation to Datuk Amirsham A. Aziz for his outstanding service, commitment and able leadership in steering the Maybank Group forward through the years as Malaysia's largest financial institution and in building the franchise to become the country's most valuable brand valued at RM9.6 billion.

Under his stewardship, the Maybank Group saw healthy growth and record profits which increased steadily from RM1.16 billion in 1994 when Datuk Amirsham was first appointed Managing Director, to a milestone record of over RM 4 billion the last financial year.

The Group has grown from strength to strength and its assets quadrupled to over RM264 billion. Market capitalisation of the Group grew from RM5.5 billion in 1994 to over RM47 billion currently. Shareholder equity grew more than five-fold from RM3.9 billion in 1994 to RM20.1 billion as at 31 December 2007 in spite of strong and consistent dividend payments every year.

Datuk Amirsham's prudent management and banking experience came to the fore especially during the 1997 financial crisis when Maybank's solid fundamentals enabled the banking group to stand firm despite turbulent times, without any need to call for additional capital from shareholders.

On the corporate side, he led the Group through a series of mergers and acquisitions which included that of PNB Republic Bank in the Philippines in 1997, as well as Phileo Allied Bank and Pacific Bank in Malaysia which were completed in 2001. It was also under his leadership that the Group embarked on a business diversification strategy which was the catalyst to accelerated growth within the Group and the expansion into non-commercial banking businesses mainly that of insurance.

The acquisitions of the life business of Safety Life & General Insurance, UMBC Insurans and the Malaysia National Insurance Group of companies through the years further reinforced the Group's leadership as an integrated financial services provider. Datuk Amirsham was also instrumental in the establishment of a strategic partnership between Maybank and leading financial and insurance services group, Fortis International, resulting in the incorporation of Mayban Fortis Holdings Berhad, the insurance arm of the Maybank Group. The Group's insurance business is currently ranked second largest in the country in terms of new premiums.

Maybank's market leadership in technology banking, solid consumer franchise and extensive branch network today is the result of a visionary strategy to bring business transformation and generate greater value creation for the Group. Over the last 10 years, the Group has invested significantly in enhancing customer touch points including expansion of the physical branch network which has nearly doubled since 1994 to over 450 offices globally, increase in electronic channels and the building of a virtual bank through Maybank2u.com, which today is the number one Internet banking portal in the country.

It was also during Datuk Amirsham's leadership that Maybank Group expanded its geographic footprint in the region from 33 offices in 1994 to 89 offices in Singapore,

Indonesia, the Philippines, China, Vietnam, London, New York, Papua New Guinea, Cambodia, Brunei Darussalam, Pakistan, Uzbekistan and Bahrain. Maybank's international operations today account for over 16% of the Group's total profits.

At a media briefing in Kuala Lumpur today, Maybank Chairman Tan Sri Mohamed Basir Ahmad said, "We pay tribute to a banker who is widely acknowledged as a man of integrity, a true professional who is highly skilled, prudent and loyal, having served the Group for more than 30 years."

Being at the helm of an organisation like Maybank calls for a special individual, a strong leader who is able to inspire and mobilise the best skills and resources within the Group. More importantly, someone with the courage, boldness and precision to execute the strategies of the organisation in the best interest of all stakeholders," he added.

"Whilst we are sad to see one of Maybank's illustrious sons leave the organisation, we respect his desire to opt for retirement and spend quality time with his family. We wish him good health and every success for the future," said Tan Sri Mohamed Basir.

Announcing the new President and Chief Executive Officer for Maybank, Tan Sri Mohamed Basir said the Board of Directors was pleased that Dato' Sri Abdul Wahid Omar had accepted the offer from Maybank Group. Dato' Sri Abdul Wahid is currently Group Chief Executive Officer of Telekom Malaysia Berhad.

A chartered accountant by profession, Dato' Sri Abdul Wahid is a Fellow of the Association of Chartered Certified Accountants (ACCA), United Kingdom and a member of the Malaysian Institute of Accountants. Dato' Sri Abdul Wahid has a strong track record in corporate and financial management having started his career in the banking sector and spent some ten years in the financial industry in various capacities prior to helming the UEM and TM Group.

During his tenure at Amanah Capital Group, Dato' Sri Abdul Wahid had served as

the Director of Group Corporate Services cum Divisional Director, Capital Market and Securities overseeing the overall direction and performance of the division which included discount houses and money broking firms. He was also the Chairman of Amanah Short Deposits Berhad and a past Chairman of Association of Discount Houses in Malaysia. Dato' Sri Abdul Wahid had also served as a Director of Amanah Merchant Bank Berhad.

Dato' Sri Abdul Wahid was appointed as the Managing Director and Chief Executive Officer of the UEM Group in October 2001 and served until June 2004. With his vast experience in the financial industry and extensive knowledge of the capital market, Dato' Sri Abdul Wahid was tasked to lead the turnaround of the UEM-Renong Group. He completed 2 phases of financial restructuring at UEM-Renong Group that saw the listing of PLUS Expressways Berhad, the creation of UEM World Berhad and its listing on Bursa Malaysia in August 2003. At the end of his tenure, the UEM Group had been completely turned around from an ailing conglomerate with huge debt overhang to a profitable and viable group.

In July 2004, Dato' Sri Abdul Wahid was appointed Group Chief Executive Officer of Telekom Malaysia Berhad (TM) where he has been instrumental in implementing various initiatives crucial to TM's transformation and growth. It was during his tenure that TM made the strategic decision to focus its international expansion and strengthen its presence in emerging markets closer to home. Today, TM is an emerging leader in Asian communications with a strong presence in the fast growing South / Southeast Asia market with a unique portfolio of assets across 10 markets in Asia, 8 of which involve mobile operations.

Dato' Abdul Wahid was also the recipient of the Malaysia's CEO of the Year Award from Business Times and Maybank / American Express in 2006.

"As a Group, Maybank is in a position of strength for future growth in the region and beyond. We are fully confident that we have identified the right individual who has the capabilities and vision to spearhead our regional expansion plans, someone with the foresight and corporate experience," Tan Sri Mohamed Basir said.

The fast changing landscape in the financial services sector and ever growing competition, he said, demanded that an organisation such as Maybank embark on a platform of growth that was dynamic, one that was exciting to the market and investors and at the same time constantly conscious of its responsibility as the country's financial services leader.

"We look forward to welcoming Dato' Sri Abdul Wahid on board the Maybank Group and extend to him the support and cooperation needed to take us into the next phase of our journey of development and future success," he added.

****

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 27/02/2008 07:04:22 PM
Reference No MB-080227-61742

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

*	Date of change	: **30/06/2008**
*	Type of change	: **Retirement**
*	Designation	: **President & Chief Exec. Officer**
*	Directorate	: ● **Executive** **Independent & Non Executive** **Non Independent & Non Executive**
*	Name	: **Datuk Amirsham A Aziz**
*	Age	: **57**
*	Nationality	: **Malaysian**
*	Qualifications	: **Bachelor of Economics (Hons), University of Malaya; Member of MICPA.**
*	Working experience and occupation	: **He held several senior positions within the Bank including as Assistant Head of Treasury, General Manager of Finance and Senior General Manager of Operations before being appointed as Managing Director in 1994, which position was redesignated as President & CEO in 2002.**
*	Directorship of public companies (if any)	: **Malayan Banking Berhad Group of Companies;** **Cagamas Bhd;** **Perbadanan Usahawan Nasional Bhd.**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **851,250 ordinary shares**
*	Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	: ● **Yes** **No**
	Remarks	:

Form Version 2.0

Change in Boardroom

Submitted by MALAYAN BANKING on 27/02/2008 07:05:06 PM
Reference No MB-080227-62372

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad(3813-K)**
*	*Stock name*	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

*	Date of change	: **01/07/2008**
*	Type of change	: **Appointment**
*	Designation	: **President & Chief Exec. Officer**
*	Directorate	: ● **Executive** **Independent & Non Executive** **Non Independent & Non Executive**
*	Name	: **Dato' Sri Abdul Wahid Omar**
*	Age	: **44**
*	Nationality	: **Malaysian**
*	Qualifications	: **Fellow of the Association of Chartered Certified Accountants (UK);** **Member of the Malaysian Institute of Accountants.**
*	Working experience and occupation	: **He was the Managing Director/Chief Executive Officer of United Engineers (Malaysia) Berhad between October 2001 and June 2004. He is presently the Group Chief Executive Officer of Telekom Malaysia Berhad.**
*	Directorship of public companies (if any)	: **Telekom Malaysia Berhad Group of Companies;** **Bursa Malaysia Berhad.**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
*	Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	: ● **Yes** **No**
	Remarks	:

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 07/03/2008 06:45:22 PM
Reference No MB-080307-66684

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :
Indication of Interest

* **Contents :-**

Maybank wishes to announce that it has indicated to Fullerton Financial Holdings Pte. Ltd. ("FFH"), the majority shareholder of PT Bank Internasional Indonesia Tbk ("BII"), of its interest in acquiring its shareholdings in BII. Maybank will make any further announcement at an appropriate time.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Form Version v2.1

Change in Boardroom

Submitted by MALAYAN BANKING on 19/03/2008 07:27:21 PM
Reference No MB-080319-DD61B

	◯ New Announcement ● Amended Announcement
Announcement reference number*	MB-080319-66738
Submitting Merchant Bank Name (if applicable)	
Submitting Secretarial Firm Name (if applicable)	
Company name*	MALAYAN BANKING BERHAD
Stock name*	MAYBANK
Stock code*	1155
Contact person*	Mohd Nazlan Mohd Ghazali
Designation*	General Counsel & Company Secretary

Date of change *	18/03/2008
Type of change *	Retirement
Designation *	President & Chief Exec. Officer
Directorate *	● Executive ◯ Independent & Non Executive ◯ Non Independent & Non Executive
Name *	Datuk Amirsham A Aziz
Age *	57
Nationality *	Malaysian
Qualifications *	Bachelor of Economics (Hons), University of Malaya; Member of MICPA.
Working experience and occupation *	He held several senior positions within the Bank including as Assistant Head of Treasury, General Manager of Finance and Senior General Manager of Operations before being appointed as Managing Director in 1994, which position was redesignated as President & CEO in 2002.
Directorship of public companies (if any) *	Malayan Banking Berhad Group of Companies; Cagamas Berhad; Perbadanan Usahawan Nasional Berhad.
Family relationship with any director and/or major shareholder of the listed issuer *	Nil
Details of any interest in the securities of the listed issuer or its subsidiaries *	851.250 ordinary shares
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	● Yes ◯ No

BURSA MALAYSIA

Form Version v2.1

Change in Boardroom

Submitted by MALAYAN BANKING on 19/03/2008 07:12:42 PM
Reference No MB-080319-C3D03

● New Announcement
○ Amended Announcement

Submitting Merchant Bank Name (if applicable)	
Submitting Secretarial Firm Name (if applicable)	
Company name*	MALAYAN BANKING BERHAD
Stock name*	MAYBANK
Stock code*	1155
Contact person*	Mohd Nazlan Mohd Ghazali
Designation*	General Counsel & Company Secretary

Date of change *	01/05/2008
Type of change *	Appointment
Designation *	President & Chief Exec. Officer
Directorate *	● Executive ○ Independent & Non Executive ○ Non Independent & Non Executive
Name *	Dato' Sri Abdul Wahid Omar
Age *	44
Nationality *	Malaysian
Qualifications *	Fellow of the Association of Chartered Certified Accountants (UK); Member of the Malaysian Institute of Accountants.
Working experience and occupation *	He was the Managing Director/Chief Executive Officer of United Engineers (Malaysia) Berhad between October 2001 and June 2004. He is presently the Group Chief Executive Officer of Telekom Malaysia Berhad.
Directorship of public companies (if any) *	Telekom Malaysia Berhad Group of Companies; Bursa Malaysia Berhad.
Family relationship with any director and/or major shareholder of the listed issuer *	Nil
Details of any interest in the securities of the listed issuer or its subsidiaries *	Nil
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	● Yes ○ No

Remarks

We refer to Maybank's earlier announcement dated 27 February 2008 in which it was stated that Dato' Sri Abdul Wahid Omar will be appointed as President & CEO of Maybank effective 1 July

BURSA MALAYSIA

Form Version v2.1

Change in Boardroom

Submitted by MALAYAN BANKING on 19/03/2008 06:56:57 PM
Reference No MB-080319-66738

● New Announcement
○ Amended Announcement

Submitting Merchant Bank Name (if applicable)	
Submitting Secretarial Firm Name (if applicable)	
Company name*	MALAYAN BANKING BERHAD
Stock name*	MAYBANK
Stock code*	1155
Contact person*	Mohd Nazlan Mohd Ghazali
Designation*	General Counsel & Company Secretary

Date of change *	19/03/2008
Type of change *	Retirement
Designation *	President & Chief Exec. Officer
Directorate *	● Executive ○ Independent & Non Executive ○ Non Independent & Non Executive
Name *	Datuk Amirsham A Aziz
Age *	57
Nationality *	Malaysian
Qualifications *	Bachelor of Economics (Hons), University of Malaya; Member of MICPA.
Working experience and occupation *	He held several senior positions within the Bank including as Assistant Head of Treasury, General Manager of Finance and Senior General Manager of Operations before being appointed as Managing Director in 1994, which position was redesignated as President & CEO in 2002.
Directorship of public companies (if any) *	Malayan Banking Berhad Group of Companies; Cagamas Berhad; Perbadanan Usahawan Nasional Berhad.
Family relationship with any director and/or major shareholder of the listed issuer *	Nil
Details of any interest in the securities of the listed issuer or its subsidiaries *	851,250 ordinary shares
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	● Yes ○ No

Remarks

We refer to Maybank's earlier annoucement dated 27 February 2008 in which it was stated that

Form Version V3.0

General Announcement

Submitted by **MALAYAN BANKING 2** on **21/03/2008 05:47:46 PM**

Reference No **MB-080321-59856**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	MALAYAN BANKING BERHAD (3813-K)
Stock name *	MAYBANK
Stock code *	1155
Contact person *	Mohd Nazlan Mohd Ghazali
Designation *	General Counsel & Company Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Malayan Banking Berhad ("Maybank" or "the Company") - Proposed acquisition by Maybank of approximately 15% of the total Charter Capital of An Binh Bank ("ABBank")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Proposed acquisition by Maybank of approximately 15% of the total charter capital of ABBank for a total cash consideration of approximately Vietnam Dong ("VND") 2.1 trillion or the equivalent of approximately RM430 million ("Proposed Acquisition").

Announcement Details :-

(This field is for the details of the announcement, if applicable)

1. INTRODUCTION

The Board of Directors of Maybank ("Board") is pleased to announce that the Company had on 21 March 2008 entered into a subscription agreement ("SA") with ABBank for the subscription by Maybank of approximately 15% of the total charter capital of ABBank ("Charter Capital") for a total cash consideration of approximately VND2.1 trillion or the equivalent of approximately RM430 million.

Upon completion of the SA, Maybank will emerge as a major shareholder of ABBank

2. THE PROPOSED ACQUISITION

Pursuant to the SA, Maybank shall be entitled to subscribe for approximately 15% of the total

paid-up Charter Capital of ABBank for a total cash consideration of approximately VND2.1 trillion or the equivalent of approximately RM430 million, on or before 31 December 2008.

In addition, subject to the approval of the relevant authorities that would permit Maybank to be the owner of up to 20% equity interest in ABBank, Maybank shall also subscribe for additional shares of par value in ABBank of up to 5% of the total paid-up Charter Capital as at that date, on or before 31 December 2009.

On the same date, Maybank also entered into a strategic cooperation and knowledge transfer agreement ("Commitment Agreement") with ABBank to provide technical assistance in consumer banking, network, treasury, business banking, risk management, human resource, information technology and corporate governance. ABBank will provide Maybank with the infrastructure, facilities, logistics, support and resources in Vietnam. The Commitment Agreement reflects the long term relationship and strategic cooperation between Maybank and ABBank.

3. BACKGROUND INFORMATION ON ABBANK

ABBank was established in 1993 and its principal activities are to provide commercial banking services to corporate, individual and credit institutions.

Currently, ABBank has fifty three (53) branches and transaction offices spread across twenty one (21) key provinces and cities across Vietnam.

The Electricity of Vietnam ("EVN") Group is ABBank's largest shareholder with a 28.3% equity interest in ABBank. The other major shareholder is The Hanoi Export-Import JSC (Geleximco), which holds 7.2% equity interest in ABBank.

4. RATIONALE FOR THE PROPOSED ACQUISITION

The Proposed Acquisition is a strategic investment for Maybank to expand its presence in the Vietnam market and is in line with its continuous effort to establish a strong foothold in the regional markets.

The Proposed Acquisition will accelerate Maybank's growth plans in Vietnam and open up opportunities for the Maybank Group in capturing a share of the rapidly growing small and medium enterprise sector in Vietnam and to penetrate the mass market with more innovative retail products and services at a lower cost.

5. APPROVALS REQUIRED

The Proposed Acquisition is subject to the approval of the following:

Bank Negara Malaysia, if required;

the shareholders of ABBank; and

any other relevant authorities including the State Bank of Vietnam or other authorities in Vietnam.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors or major shareholders of Maybank or persons connected to them have any interest, direct or indirect in the Proposed Acquisition.

7. DIRECTORS' STATEMENT

The Board, after having considered all aspects of the Proposed Acquisition, is of the opinion that the Proposed Acquisition is in the best interest of the Company.

PRESS RELEASE

The press release in relation to the Proposed Acquisition is attached with this announcement.

This announcement is dated 21 March 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

press release.doc

Maybank

Press Release

Maybank In Strategic Partnership With Vietnam's An Binh Bank with an Acquisition of a 15% Equity Stake

Maybank today signed an agreement with An Binh Commercial Joint Stock Bank ("ABBank") for the acquisition by Maybank of 15% of the charter capital of ABBank for a cash consideration of approximately RM430 million. Maybank may also take up an additional 5% equity in the near future, pending approval by the Vietnam government. Current regulations in Vietnam allow foreign banks to own up to 15% equity in a Vietnamese bank with the possibility of increasing the stake to 20% subject to approval by the government.

Founded in 1993, ABBank is among the fastest growing joint stock commercial banks in Vietnam with assets growing from USD42 million in December 2005 to more than USD700 million as at 31 December 2007. It currently has a network strength of 53 branches and transaction offices spread across twenty one provinces and cities in Vietnam. The Bank plans to expand its network aggressively and operate at least 150 branches by 2010. It offers a full range of commercial banking products and services in the market and is strong in the small and medium enterprises (SME) sector. Its consumer banking market share is also growing with the introduction of innovative mortgage, automobile financing and personal loan products and services.

Upon completion of the agreement, Maybank will emerge as a major shareholder of ABBank. The Electricity of Vietnam ("EVN") Group is ABBank's largest shareholder with a 28.3% equity interest in ABBank. The other major shareholder is The Hanoi Export-Import JSC (Geleximco), which holds 7.2% equity interest in ABBank.

Signing the agreement in Ho Chi Minh City today were Maybank Chairman Tan Sri Mohamed Basir bin Ahmad and ABBank Chairman Mr. Vu Van Tien.

At the signing ceremony, Tan Sri Mohamed Basir said, "We are fully committed to developing a partnership that will see mutual success and growth of our business in this market. The proposed acquisition accelerates our growth plans in Vietnam. It opens up tremendous opportunities for Maybank to work together with ABBank, given the customer base of ABBank and its major shareholder, the EVN Group. In addition, the rapidly growing small and medium enterprises sector in Vietnam presents huge potential for us to be able to introduce more innovative financial products and services. It is a strategic investment that we are making to expand our presence in Vietnam in line with our continuous effort to establish a stronger foothold in the regional markets."

ABBank has strong established payment centres for EVN customers and provides financial services to EVN's business partners and suppliers. EVN and EVN Telecom have more than 12 million customers and 80,000 employees.

On the same day, Maybank had also entered into a strategic cooperation and knowledge transfer agreement with ABBank to reflect the long term relationship and strategic cooperation between Maybank and ABBank. This will see Maybank sharing its knowledge in improving corporate governance and internal controls, apart from providing technical assistance in consumer banking, network, treasury, business banking, risk management, human resource and information technology.

Tan Sri Mohamed Basir said, "We look forward to a fruitful partnership that will enable us to operate more competitively and jointly generate value creation opportunities to benefit our customers and franchise."

"I am sure that with ABBank's extensive network spread across 21 provinces and cities in Vietnam, our combined strengths in this partnership will increase our ability to penetrate the mass market with more innovative retail products and services at a lower cost. We firmly believe that our partnership with ABBank will pave the way for us to jointly tap the mass market quicker and more efficiently," he added.

Vietnam continues to be an attractive market as Asia's second fastest growing economy after China with rising domestic consumption, trade expansion and investments as the main drivers for growth acceleration. Vietnam's GDP has been growing at above 8% over the last 3 years.

Maybank has an existing presence in Vietnam with two branches. It established its operations in Vietnam in 1995 via the opening of the inaugural branch in Hanoi. In 2005, it expanded its presence to Ho Chi Minh City. It supports mainly Malaysian and Singaporean businesses operating in Vietnam offering a range of banking products and services covering loans and advances, project financing, trade financing, remittances and deposit taking. The Bank has seen strong growth in its Vietnam operations, registering year-on-year loans growth of 29% and deposits at 42% as at February 2008. The strategic partnership with ABBank will complement the Bank's existing presence in Vietnam.

For more information, please contact:-
Corporate Affairs & Communications
Prakash / Andrew / Irene / Tengku Adrian
Tels : 2074 7783 / 8478 / 7785 / 8654
e-mail: publicaffairs@maybank.com.my

General Announcement
Reference No **CU-080326-1218**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 26/03/2008

Type	: Announcement
Subject	: Proposed acquisition by Malayan Banking Berhad ("Maybank") of up to 100% of the issued and paid-up share capital of Sorak Financial Holdings Pte. Ltd. ("Sorak") for a total cash consideration of approximately Indonesian Rupiah ("Rp")13.9 trillion or the equivalent of approximately RM4.8 billion ("Proposed Acquisition")
Contents	: On behalf of the Board of Directors of Maybank, Aseambankers Malaysia Berhad is pleased to announce that Maybank had on 26 March 2008 entered into a Share Sale Agreement ("SSA") with Fullerton Financial Holdings Pte. Ltd., a wholly owned subsidiary of Temasek Holdings (Private) Limited, for the acquisition of up to 5,688,863 ordinary shares in Sorak representing up to 100% of the issued and paid-up share capital of Sorak for a total cash consideration of approximately Rp13.9 trillion or the equivalent of approximately RM4.8 billion. As at the date herein, Sorak owns approximately 55.7% of the issued and paid-up share capital of PT Bank Internasional Indonesia Tbk ("BII"), a bank incorporated in Indonesia and listed on the Jakarta Stock Exchange. Upon completion of the SSA, Maybank or its nominated wholly owned subsidiary, shall be the controlling shareholder of BII. Please refer to the attachment below for the full details of the announcement.
Attachments	: Announcement.doc

MALAYAN BANKING BERHAD ("Maybank" or "the Company")

Proposed acquisition by Maybank of up to 100% of the issued and paid-up share capital of Sorak Financial Holdings Pte. Ltd. ("Sorak") for a total cash consideration of approximately Indonesian Rupiah ("Rp")13.9 trillion or the equivalent of approximately RM4.8 billion ("Proposed Acquisition")

1. INTRODUCTION

On behalf of the Board of Directors of Maybank ("Board"), Aseambankers Malaysia Berhad ("Aseambankers") is pleased to announce that the Company had on 26 March 2008 entered into a Share Sale Agreement ("SSA") with Fullerton Financial Holdings Pte. Ltd. ("FFH"), a wholly owned subsidiary of Temasek Holdings (Private) Limited, for the acquisition of up to 5,688,863 ordinary shares in Sorak ("Sorak Shares") representing up to 100% of the issued and paid-up share capital of Sorak for a total cash consideration of approximately Rp13.9 trillion or the equivalent of approximately RM4.8 billion.

As at the date herein, Sorak owns approximately 55.7% of the issued and paid-up share capital of PT Bank Internasional Indonesia Tbk ("BII"), a bank incorporated in Indonesia and listed on the Jakarta Stock Exchange. Upon completion of the SSA, Maybank or its nominated wholly owned subsidiary, shall be the controlling shareholder of BII.

2. THE PROPOSED ACQUISITION

The Proposed Acquisition entails the acquisition by Maybank or its nominated wholly owned subsidiary, of 4,266,647 Sorak Shares representing 75% of the issued and paid-up share capital of Sorak from FFH for a total cash consideration of approximately Rp10.4 trillion or the equivalent of approximately RM3.6 billion.

As part of the terms of the SSA, Maybank will also acquire the remaining 25% equity interest in Sorak representing 1,422,216 Sorak Shares from Kookmin Bank ("KB") for a total cash consideration of approximately Rp3.5 trillion or the equivalent of approximately RM1.2 billion.

The purchase consideration shall be satisfied entirely by cash and will be financed via internally generated funds and/or borrowings.

2.1 Background information on Sorak

Sorak, incorporated on 30 May 1990 in Singapore, was previously known as MSD Consultants Private Limited, and changed its name in September 2003. Sorak's present authorised share capital comprises ordinary shares. The issued and paid-up share capital of Sorak as at the date herein is Singapore Dollar ("SGD") 477,631,036 comprising 5,688,863 ordinary shares. The principal activity of Sorak is investment holding and its principal investment is the ownership of 27,179,506,578 ordinary shares in BII, representing approximately 55.7% of BII outstanding shares.

Sorak is a 75% owned subsidiary of FFH whilst KB holds the remaining 25% equity interest in Sorak.

Please refer to Appendix I for further information on Sorak.

2.2 Background information on BII

BII was established on 15 May 1959 and licensed as a foreign exchange bank in 1988. Subsequently BII made an Initial Public Offering in 1989 on the Jakarta Stock Exchange and Surabaya Stock Exchange.

As at 31 December 2007, BII's authorised share capital was Rp12,864,766 million with issued and paid-up share capital of Rp3,236,000 million comprising:

- 388,146,231 Class "A" ordinary shares of Rp900.00 each;
- 8,760,081,487 Class "B" shares of Rp225.00 each;
- 131,118,513 Class "C" preference shares of Rp225.00 each; and
- 39,384,356,500 Class "D" shares of Rp22.50 each.

All shares are ordinary shares except for "C" shares which are preference shares and may only be owned by the Government of the Republic of Indonesia, companies wholly-owned by the Government of Republic of Indonesia or public sector utilities.

BII is the 6th largest bank in Indonesia in terms of total assets and operate a nation-wide network comprising over 230 branches and 700 ATMs in Indonesia. BII provides an extensive range of financial services through its branch and ATM network, phone banking and internet banking channels. BII provides products and services to medium and commercial size enterprises and individuals with credit cards, mortgages, deposit, lending, and wealth management services. Corporate clients are provided with services in trade finance, cash management, lending, custody, and foreign exchange.

Please refer to Appendix I for further information on BII.

2.3 Details of the vendors and their original cost of investments in Sorak

The vendors of the 5,688,863 Sorak Shares are FFH and KB.

The information on the original cost of investment and the dates of investment by FFH and KB in Sorak are not publicly available.

2.4 Basis of arriving at the purchase consideration and mode of satisfaction

The total purchase consideration for the 5,688,863 Sorak Shares of approximately Rp13.9 trillion or the equivalent of approximately RM4.8 billion was arrived at on a willing buyer- willing seller basis (through a bidding process) after taking into consideration the following:

(i) the unaudited net assets of BII and its subsidiaries ("BII Group") for the financial year ended 31 December 2007 of approximately Rp5.34 trillion or the equivalent of approximately RM1.86 billion;

(ii) the earnings potential of the BII Group; and

(iii) the potential benefits to Maybank arising from the acquisition of the BII Group through Sorak.

2.5 Salient terms of the SSA

Maybank has entered into the SSA with FFH in respect of their 75% stake held. The SSA includes an offer to buy the remaining 25% stake held by KB.

Pursuant to a shareholders agreement entered into between Sorak, FFH and KB dated 20 November 2003, setting out FFH's and KB's rights and obligations in relation to the affairs of Sorak, KB has tag along rights ("Tag Along Right") while FFH has drag along rights ("Drag Along Right") in the event of a sale of Sorak Shares. In the event that KB exercises its Tag Along Right, or if FFH exercises its Drag Along Right, KB will sell its Sorak Shares pursuant to the terms of the SSA.

Maybank shall place a deposit of 10% of the consideration payable to FFH with FFH upon the execution of the SSA, subject to completion of the acquisition by Maybank of Sorak Shares from FFH and KB ("Completion"). When KB becomes a party to the SSA, Maybank will also place a deposit representing 10% of the consideration payable to KB with KB. Refund of these deposits will be made in the event of default by either FFH and/or KB as applicable, or the non-fulfilment of the conditions as stipulated in the SSA within six (6) months of executing the SSA.

The Completion is conditional upon the approvals as stipulated in Section 9 being obtained and the following conditions precedent ("CPs") being fulfilled or duly waived:

(a) Maybank having to pass the fit and proper test as stipulated by Bank Indonesia;

(b) all consents, approvals and actions of, filings with and notices, as may be necessary from any governmental or regulatory body or relevant competent authority having jurisdiction over the entry into and completion of the SSA, whether in or outside Indonesia, being granted or obtained and being in full force as at the Completion; and

(c) no breach of the warranties as provided by FFH, KB and Maybank having occurred and the said warranties remaining true and correct as at Completion.

Save for those to be incurred in the ordinary course of business, there will be no additional liabilities including contingent liabilities and guarantees to be assumed by Maybank arising from the Proposed Acquisition.

3. IMPLICATION OF A TENDER OFFER BY MAYBANK ON BII SHARES

Pursuant to the SSA and as required by the regulatory rules in Indonesia, Maybank will incur an obligation to make a tender offer for the remaining 44.3% shares held by the remaining shareholders of BII ("Tender Offer"). Maybank, or its nominated wholly owned subsidiary company will make the necessary announcements in Indonesia at the appropriate time, and will file the required statements with Capital Market and Financial Institutions Supervisory Board, Indonesia, the Jakarta Stock Exchange and BII.

The total amount involved for the Tender Offer is approximately Rp11.0 trillion or the equivalent of approximately RM3.8 billion and will be funded via internally generated funds and/or borrowings.

4. RATIONALE FOR THE PROPOSED ACQUISITION

The Proposed Acquisition offers opportunities for Maybank and its subsidiaries ("Maybank Group") to further expand its banking franchise in the Indonesian market and is in line with Maybank's continuous effort to establish a strong foothold in the regional markets.

The Proposed Acquisition will open up opportunities for the Maybank Group in among others, the following:

(i) capturing a share in the Indonesia banking sector which has high growth margin;

(ii) developing an excellent platform for Maybank to build and capture growth particularly in remittance and trade finance products; and

(iii) creating revenue synergies for Maybank's existing customer base in Indonesia by leveraging on BII's experience in the local market and cross-selling opportunities.

5. POLICIES ON FOREIGN INVESTMENTS AND REPATRIATION OF PROFITS

Subject to applicable withholding taxes, profit from investments in BII can be repatriated without any restrictions. The Proposed Acquisition represents a long-term investment and profits, as they arise and are available for distribution, shall be repatriated accordingly.

6. PROSPECTS

6.1 Prospects Of The Indonesian Economy

Growth in 2008 is likely to be driven by domestic demand. The reductions in domestic interest rates since May 2006 and an improving investment climate are set to push investment growth next year, while a recovery in consumer confidence will lead to an acceleration in private consumption expenditure. Gross domestic product ("GDP") growth will be supported by higher rates of credit expansion to the private sector as bank and corporate balance sheets strengthen. Moreover, government infrastructure outlays are expected to increase.

These positive developments are likely to be partly offset by a smaller surplus in net exports as imports rise in response to stronger investment and consumption demand, and as exports moderate in line with a projected decline in global non-fuel commodity prices. Overall, GDP growth in 2008 is forecast to edge up to 6.4%, a marginal upward revision from that in Asian Development Outlook 2007.

The 2008 budget predicts a wider deficit of 1.7% of GDP, reflecting a near 50% increase in capital spending from the revised 2007 budget; a 16.2% reduction in state spending on consumption; and increased allocations for education and health, and for transfers to the regions. The authorities aim to meet the additional financing needs through the issuance of government securities, the recovery of state bank assets as part of banks' restructuring efforts, increased privatisation receipts, and external loans. But even with these higher budget financing requirements, the central Government's total debt-to-GDP ratio is projected to decline further to around 33% in 2008 from 36% this year.

(Source: Indonesia: Asian Development Outlook 2007, Asian Development Bank)

6.2 Prospects Of The Indonesian Banking Industry

The Indonesian banking industry is set to be transformed over the next few years as the industry is expected to consolidate, giving rise to opportunities for banks with sufficient scale and quality to capture future growth of the market as a result of a policy framework introduced by the Indonesian government known as Indonesia Banking Architecture ("API"). Underpinning the API is the Single Presence Policy which would prohibit shareholders from having a controlling stake in more than one bank by the end of 2010. This represents an opportunity for potential bidders to take part in the growth of the Indonesian banking industry.

Positive government initiatives (such as the API) and strong growth in disposable income with a population base of 230 million people have fuelled Indonesia's healthy economic growth. At the same time, the banking penetration rate in Indonesia is relatively low compared to other markets, placing the industry on track for rapid growth. In addition, the strong capital position and improved credit quality of the Indonesian banks following restructuring have reduced their risk profiles and would promote the healthy growth of the sector going forward. Indonesia's robust macroeconomic growth has served as a healthy backdrop for the Indonesian banking sector's strong return to growth after the Asian financial crisis.

Indonesia continues to be of foremost strategic importance to any banking franchise with regional aspirations.

6.3 Prospects of the Maybank Group After the Proposed Acquisition

Premised on the above, our Board is positive about the growth prospects in the Indonesian banking industry. Hence, the Board believes that the Proposed Acquisition augurs well for the future prospects of BII and the Maybank Group.

7. RISK FACTORS

Sorak is a single purpose vehicle company set up to hold FFH and KB's interest in BII. As such the investment considerations / risk factors arising from the Proposed Acquisition (which may not be exhaustive) relates to the banking industry in Indonesia, which includes the following:

(i) Business Risks

Like any other business enterprise, BII is subject to certain business risks relating to banking operations. These may include fluctuation in interest rates, inflation, liquidity risk, default risks and government regulations. Although the management of BII would have sought to limit these risks through, among others, implementation of prudent financial policies, risk management and liquidity framework, no assurance can be given that any change to these factors will not have a material adverse effect on the business of BII.

(ii) Political and Economic Considerations

The future growth and level of profitability of BII are subject to risks that are linked to the political and economic developments in Indonesia. Any adverse developments in the political situation and economic uncertainties in Indonesia may materially and adversely affect the financial performance of BII. These include risks of war, global

economic downturn, unfavourable change in government policy and the introduction of new regulations.

(iii) Foreign Exchange Risks

The businesses of BII are conducted in Rp, United States Dollars, British Pound Sterling, Japanese Yen and Euro. As such, any fluctuation in relation to the aforesaid currencies will have an effect on the financial performance of BII. No assurance can be given that any change in the foreign currency rates will not have a material adverse effect on the financial performance of BII.

(iv) Dependence on Key Personnel

The success of BII will depend, to some extent, upon the abilities and continued efforts of its existing management team. The loss of any key members of the management team may materially and adversely affect the financial performance of BII.

Notwithstanding the above, it is the intention of Maybank to nominate some of the experienced senior personnel from the Maybank Group to participate in the management of BII for its future growth and development.

(v) Competitive industry environment

The Indonesian banking sector is relatively concentrated with the top ten (10) banks accounting for more than 60% of total assets and credit. However, with approximately a hundred thirty (130) commercial banks in all, the sector as a whole is overcrowded. The competition is expected to intensify among the key regional and global players which may lead to some players consolidating through merger and/or acquisitions that may result in creation of bigger participants. Increased competition may lead to loss of market share, which may affect Maybank's financial performance.

(vi) Acquisition Risk

Following the Proposed Acquisition, there can be no assurance that the anticipated benefits to be derived from the BII will be realised or that Maybank will be able to generate sufficient revenues from the Proposed Acquisition to offset associated costs.

8. FINANCIAL EFFECTS OF THE PROPOSED ACQUISITION

8.1 Share capital, foreign and substantial shareholders' shareholding and net asset

The Proposed Acquisition will not have any effect on the issued and paid-up share capital, the foreign and substantial shareholders' shareholding and the net asset position of Maybank as the Proposed Acquisition will be satisfied entirely by cash.

8.2 Earnings

The Proposed Acquisition is estimated to be completed in the middle of 2008 and is not expected to have a material effect on the earnings of the Maybank Group for the financial year ending 30 June 2008. However, the Proposed Acquisition is expected to contribute positively to the revenue and earnings of the Maybank Group in the subsequent financial years.

8.3 Gearing

As a result of the Proposed Acquisition, the gearing of the enlarged Maybank Group will increase upon consolidation of Sorak and BII and as a result of borrowings arising from the Proposed Acquisition.

9. APPROVALS REQUIRED

The Proposed Acquisition is subject to and is conditional upon the following approvals being obtained:

(i) Bank Negara Malaysia (which was obtained vide its letter dated 25 March 2008);

(ii) the shareholders of Maybank at an extraordinary general meeting to be convened; and

(iii) other relevant authorities as may be necessary from any governmental or regulatory body having jurisdiction over the entry into and completion of the SSA.

10. ESTIMATED TIMEFRAME FOR THE COMPLETION OF THE PROPOSED ACQUISITION

Barring unforeseen circumstances, the Proposed Acquisition is expected to be completed within six (6) months from the signing of the SSA.

11. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors or major shareholders of Maybank or persons connected to them have any interest, direct or indirect in the Proposed Acquisition.

12. DIRECTORS' STATEMENT

The Board, after having considered all aspects of the Proposed Acquisition, is of the opinion that the Proposed Acquisition is in the best interest of the Company.

13. DEPARTURE FROM THE SECURITIES COMMISSION'S GUIDELINES ON THE OFFERING OF EQUITY AND EQUITY-LINKED SECURITIES

The Proposed Acquisition does not depart from the Securities Commission's Guidelines on The Offering Of Equity and Equity-Linked Securities.

14. DOCUMENT FOR INSPECTION

The SSA is available for inspection at the registered office of Maybank at 14th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 26 March 2008.

1. BACKGROUND INFORMATION

1.1 Sorak

The subsidiary company of Sorak as at 25 March 2008 is as follows:

Company	Date and Place of Incorporation	Effective Equity Interest %	Principal Activities
BII	15 May 1959, Indonesia	55.7	Banking

Sorak is a single purpose vehicle company set up to hold FFH and KB's interest in BII.

1.2 BII

The subsidiary companies of BII as at 31 December 2007 are as follows:

Company	Date and Place of Incorporation	Effective Equity Interest %	Principal Activities
BII Finance Co. Ltd. (BII Finance HK)	1991 Hong Kong	100.00	Banking. Under liquidation as per management decision on 28 May 2007.
PT BII Finance Center	1991 Jakarta, Indonesia	99.99	Multi-financing
PT Wahana Ottomitra Multiartha Tbk	1982 Jakarta, Indonesia	50.03	Multi-financing

2. PROFIT AND DIVIDEND RECORD

2.1 Sorak

Sorak is a single purpose vehicle company set up to hold FFH and KB's interest in BII and Sorak's income is solely derived from its investment in BII.

2.2 BII

The profit and dividend record of BII based on the audited financial statements for the past five (5) financial year ended ("FYE(s)") 31 December 2002 to 31 December 2006 are as follows:

	<—— Audited As At 31 December				——>
	2002	**2003[1]**	**2004**	**2005[2]**	**2006**
	Rp billion	**Rp billion**	**Rp billion**	**Rp billion**	**Rp billion**
Interest income	3,088	3,343	2,955	4,646	6,203
Interest expense	3,138	2,325	1,313	2,302	3,575
Net interest income	(50)	1,018	1,642	2,344	2,628
Foreign exchange trading income	162	74	113	103	89
Operating profit	112	257	810	896	720
Profit before taxation	132	270	815	916	743
Taxation	1	39	6	(66)	(59)
Net profit after taxation	133	309	822	725	634
Minority interest	-	-	-	94	48
Net (loss)/ profit attributable to ordinary shareholders	133	309	822	725	634
Issued and paid-up share capital (No. of shares in million)	47,783	47,783	47,783	47,866	48,247
(Loss)/ earnings per share (million Rp)	3	6	17	15	13
Shareholders' funds	2,977	3,360	4,211	4,708	5,255
Net Asset per share (million Rp)	62	70	88	98	109
Total borrowings	2113	502	546	1,915	2,974
Gearing (times)	0.71	0.15	0.13	0.41	0.57

Notes:

(1) The accounts for the FYE 31 December 2003 were revised following the post quasi-restructuring exercise.

(2) Some accounts in the Balance Sheet and Statement of Income as of and for the FYE 31 December 2005 have been reclassified to conform with the presentation in the FYE 31 December 2006 consolidated financial statements.

Commentaries on BII

(i) **FYE 31 December 2002**

The FYE 31 December 2002 was a challenging year for the company in which net interest income was negative and the main contributor to operating profit was the substantial net gain in foreign exchange trading income The increase in government bonds with lower yields within the mix of income earning assets and the increased in time deposits from customers in the FYE 31 December 2002 were the main factors attributing to a higher net interest expense and a lower net income interest.

The FYE 31 December 2002 was a consolidation and restructuring year for the company in which initiatives to improve non-performing loans ("NPL") and increase Capital Adequacy ratio were initiated.

(ii) **FYE 31 December 2003**

In the FYE 31 December 2003, BII achieved Rp309 billion in consolidated net income, a marked improvement to the FYE 31 December 2002 consolidated net income of Rp132 billion. The significant improvement was driven by the company's continued efforts to boost net interest income, by shifting more earnings assets away from government bonds into higher yielding earnings assets. As at 31 December 2003, loans contributed to 33% of total earning assets and 34% of total interest income compared to as at 31 December 2002 where only 18% of total earning assets were in loans and contributed to 24% of total interest income. Another contributing factor to the increase in performance was the successful restructuring of NPL whereby gross NPL ratio declined from 9.12% as at 31 December 2002 to 6.13% as at 31 December 2003.

As at 31 December 2003, the gross loan portfolio grew by more than 77% from Rp 5.8 trillion to Rp10.3 trillion which improved the Loan Deposit Ratio to 34.91% in the FYE 31 December 2003 from 19.7% in the FYE 31 December 2002.

(iii) **FYE 31 December 2004**

In 2004, there was a substantial improvement in the results where consolidated net profit increased from Rp309 billion to Rp822 billion or Rp17 earnings per share. Net interest income increased by over 60% to Rp1.6 trillion while operating costs were controlled in line with business expansion.

Return on shareholders' funds doubled to 22% and BII remained well capitalised with a capital adequacy ratio of 20.89%. Non-performing loans as a percentage of the total portfolio was reduced to an acceptable and prudent level by international standards.

The growth in consolidated net income was attributed to the growth in SME and consumer credit (credit cards, auto and home finance) lending, increased in the liquidity within the banking system which kept interest rates low and the weaker US Dollar.

During the year, BII entered into a Conditional Sales and Purchase Agreement (CSPA) to purchase PT Wahana Ottomitra Multiartha (WOM), a multi-finance company engaged in financing motorcycles throughout Indonesia.

In line with the general improvement in the financial condition of the bank, BII was released from the "Bank under Surveillance" status in 2004. There was a subsequent quasi reorganisation of the bank's financial position through an asset and liability revaluation which eliminated accumulated losses and cleared the way for the bank to be able to pay dividends to shareholders.

(iv) FYE 31 December 2005

Consolidated net income fell 12% in 2005 from Rp822 billion to Rp725 billion or Rp15 earning per share. A combination of factors influenced the result. First, while considerable growth in interest earning assets was achieved, spreads between loan and deposit rates of interest narrowed over the course of the year, reflecting both the general increase in interest rates and strong competition for business. Second, a related issue, although customer deposits grew 25% there was a shift in the funding mix away from low cost current and savings balances towards time deposits resulting in a higher overall cost of funds. Third, a tightening of liquidity over the final quarter contributed to increasing the cost of funding in both the commercial and interbank markets. Fourth, BII continued our crucial investment programme in new systems and technology. Finally, last year's net profits were boosted by the one off gains from sales of fixed rate bonds.

Net interest income increased 43% to Rp2,344 billion. Strong loan growth helped raise interest revenue by 50% to Rp4,443 billion. A further positive development was the reduction of the contribution from Government bonds from 40% to 22% of interest received.

(v) FYE 31 December 2006

Consolidated net income for the FYE 31 December 2006 was 13% lower at Rp634 billion or Rp13 earnings per share, primarily due to increasing credit costs, including provisions for non performing loans, while a downturn in economic growth during a period of high inflation and high interest rate and low consumer spending power dampened demand for loans. Collectively, these factors impacted the bank's net interest earnings to a lower growth of 12% in the FYE 31 December 2006.

Net interest income increased 12% to Rp2,628 billion. Expansion of 12% loan growth and an improvement in the asset mix (with loans now comprising 55% of earning assets from 52% a year earlier), were the main contributing factors.

3. DIVIDEND POLICY

The Board of Maybank is not aware of any present dividend policy adopted by both Sorak and BII.

General Announcement

Submitted by MALAYAN BANKING on 04/04/2008 05:50:38 PM
Reference No MB-080404-60127

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Memorandum Of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin")

* **Contents :-**

Maybank wishes to refer to its earlier announcements on 30 March 2007, 20 August 2007, 28 September 2007, 13 November 2007 and 31 December 2007 in respect of the signing of an MOU with Panin for both Maybank Group and Panin to commence discussion on a possible joint venture partnership via the acquisition of 60% stake in PT Anugrah Life Insurance, a subsidiary of Panin.

As stated in our previous announcement, Maybank was then reviewing its earlier business proposal due to the regulation of the Ministry of Finance of the Republic of Indonesia that a foreign holding company is required to maintain a majority of its portfolio in insurance business should it wish to become a shareholder of a local insurance company,

Maybank is pleased to inform that following such review, the Board of Directors of Maybank and Mayban Fortis Holdings Berhad ("Mayban Fortis") and its joint venture partner, Fortis, have agreed that Maybank's insurance and takaful holding company, Mayban Fortis be the legal entity (instead of Maybank) to pursue the proposed acquisition of PT Anugrah Life Insurance.

Mayban Fortis had on 26 March 2008 obtained the approval from Bank Negara Malaysia for the proposed acquisition which is one of the prerequisites in the submissions to the Indonesian authorities.

Panin and Mayban Fortis teams are currently preparing the submissions to the relevant Indonesian authorities for approval of the acquisition.

The announcement is dated 4 April 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No CU-080407-63767

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 07/04/2008

Type	: Announcement
Subject	: Malayan Banking Berhad ("Maybank") Proposed acquisition by Maybank of up to 100% of the issued and paid-up share capital of Sorak Financial Holdings Pte. Ltd. ("Sorak") for a total cash consideration of approximately Indonesian Rupiah ("Rp")13.9 trillion or the equivalent of approximately RM4.8 billion ("Proposed Acquisition")
Contents	: (Unless stated otherwise, definitions used in this announcement shall carry the same meaning as defined in the announcement dated 26 March 2008). We refer to the announcement dated 26 March 2008 in relation to the Proposed Acquisition. On behalf of the Board of Directors of Maybank, Aseambankers Malaysia Berhad is pleased to announce that Kookmin Bank ("KB") has executed the Deed of Adherence which forms part of the SSA wherein KB has agreed to the sale of its 1,422,216 shares in Sorak to Maybank in accordance with the terms of the SSA. This announcement is dated 7 April 2008.

END